2705 Brown Trail, Suite 100
Bedford, Texas 76021
1-800-280-2404

September 26, 2013

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Attention:
Mr. Jay Ingram
Legal Branch Chief
Division of Corporation Finance
Washington, D.C. 20549

RE: Comment letter received on September 25, 2013 for Galenfeha, Inc. S-1, Amendment No. 4

Dear Mr. Ingram,

This letter is in response to comments we received from you in an email on September 25, 2013. We have updated our S-1 filing that addresses your comments per your request.

Engineering Services, page four

Comment:

1.

We reissue comment five of our letter dated September 16, 2013. Current disclosure continues to imply that you have an established distribution network. Refer, for example, to the final sentence on page 15, under the heading “Marketing and Distribution” where you state that you will utilize “the established network of natural gas producers and a demonstrable prototype” to “expand [y]our reach throughout the US and globally.” Please clarify that, as of the date of the prospectus, you do not have an established distribution network nor do you have a product that is operational and available to be distributed for commercial use.

Response: We have added the following language to our prospectus at the end of page four, Engineering Services that more clearly discloses that we currently do not have an established distribution network. “As of the date of this prospectus, we do not have an established distribution network, nor do we have a product that is operational and available to be distributed for commercial use.” We have also disclaimed throughout our prospectus that whenever we mention a product or distribution, we currently do not have either in place.

Contract Engineering Services/Product Development, page 17

Comment:

2.

We note your response to comment 13 of our letter dated September 16, 2013. Please revise this section to discuss in greater detail your arrangement with Fleaux Services, as well as your expectations regarding when and in what manner this relationship may lead to revenues. You state that “[t]he arrangement is beneficial to both parties,” but it is unclear from your current disclosure how Galenfeha benefits from the arrangement that you describe.

Response: We have added the following language to Contract Engineering Services/Product Development on page 17; “We hope to work out an arrangement with Fleaux Services in which that company purchases our product and services for a price that enables us to profit from the relationship but the amount of such a profit cannot be determined now and it is possible that such an arrangement may not be able to be established.” We have also disclosed throughout our prospectus that we currently have no arrangements with Fleaux Services.

We have also enclosed a revised S-1 that reflects the changes noted above for your approval. Please feel free to contact me at any time if you require additional information, or have additional questions.

Kind regards,

/s/ James Ketner
James Ketner
President/CEO
Galenfeha, Inc.
www.galenfeha.com
1-800-280-2404